					Exhibit 12.1
					1/4/2011
GEORGIA POWER COMPANY
Computation of ratio of earnings to fixed charges for
the five years ended December 31, 2009
and the year to date September 30, 2010

					Nine
					Months
					Ended
Year ended December 31,					September 30,
2005	2006	2007	2008	2009	2010
------------------------------------------Thousands of Dollars------------------------------------------

EARNINGS AS DEFINED IN ITEM 503 OF REGULATION S-K:
Earnings before income taxes	$1,197,831	$1,236,845	$1,262,231	$1,410,963	$1,244,272	$1,344,390
Interest expense, net of amounts capitalized	297,313	319,893	345,538	347,418	387,759	276,366
Distributions on mandatorily redeemable preferred securities	0	0	0	0	0	0
AFUDC - Debt funds	11,811	12,354	28,470	39,610	39,790	38,972
Earnings as defined	$1,506,955	$1,569,092	$1,636,239	$1,797,991	$1,671,821	$1,659,728

FIXED CHARGES AS DEFINED IN ITEM 503 OF REGULATION S-K:
Interest on long-term debt	$215,263	$217,954	$270,429	$325,774	$372,998	$284,438
Interest on affiliated loans	68,735	87,672	65,769	22,574	13,097	9,448
Interest on interim obligations	0	0	8,463	3,114	538	0
Amort of debt disc, premium and expense, net	17,109	17,054	18,432	19,994	20,329	16,067
Other interest charges	8,017	9,567	10,915	15,572	20,587	5,385
Distributions on mandatorily redeemable preferred securities	0	0	0	0	0	0
Fixed charges as defined	$309,124	$332,247	$374,008	$387,028	$427,549	$315,338

RATIO OF EARNINGS TO FIXED CHARGES	4.87	4.72	4.37	4.65	3.91	5.26